

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 19, 2006

Mr. Jim Lawn
Chief Financial Officer
Royal Group Technologies Ltd.
1 Royal Gate Boulevard
Woodbridge, Ontario, Canada L4L 8Z7

> **RE: Form 40-F for the Fiscal Year ended December 31, 2005**
> **File No. 1-14242**

Dear Mr. Lawn:

We have reviewed your response letter dated April 28, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2005

Note 4. Discontinued operations and asset held for sale, page 20

1. In your response dated March 30, 2006, you included attachment 7C, which provided your analysis as to whether a number of operations met the criteria for assets held for sale and discontinued operations presentation as of September 30, 2005. Please update us on the status of each of the five operations you discuss in

this attachment as of December 31, 2005. As part of your response, please update us on your consideration of paragraphs 30 – 37, 41 – 43, and 46 of SFAS 144 with respect to these five operations as of December 31, 2005.

Note 17. Income taxes, page 38

2. We note that you increased your valuation allowance in 2005 from $1,000 to $27,002 to fully provide for your net US deferred tax assets. Please explain to us in detail the circumstances that changed in 2005 that resulted in the need for this additional valuation allowance. As part of your response, please specifically address what has changed since your letter dated January 27, 2006, which asserted the realizability of your net US deferred tax asset as of December 31, 2004.

Note 18. Segment reporting data, page 41

3. We note that your chief operating decision maker evaluates performance based on pre-tax earnings before amortization and interest. Please disclose this profit and loss measure by segment in future filings. See paragraph 29 of SFAS 131.

4. We note your response to prior comment 3 in our letter dated April 12, 2006. Please be advised of the following:

   • In determining operating segments, we expect companies to consider the total mix of information received by the chief operating decision maker (CODM). We would further expect that if a CODM receives information regarding a portion of the company, he uses it in some form to assess performance and allocate resources. Accordingly, we would consider custom window profiles, interior and exterior mouldings, pipes and fittings, building systems, deck fence & railing, and outdoor storage to each represent an operating segment.
   • In determining whether your operating segments are economically similar for the purposes of aggregating into one reportable segment, you should consider only historical economic indicators based on the guidance in paragraph 74 of SFAS 131, which specially precludes the use of *expectations* of long-term economic performance.
   • With respect to the aggregation of custom window profiles with interior and exterior mouldings, we expect you to continue to re-evaluate the aggregation of these two operating segments in future periods. If, in the future, your actual revenue growth for these two operating segments trend in a materially different manner or if gross margin percentages and changes in gross margin percentages are materially different from your projections, we expect separate presentation of these two operating segments.
   • With respect to the aggregation of deck fence & railing with outdoor storage, we caution you that, based on your projections of gross margin percentages and changes in gross margin percentages, these two operating segments

appear to be diverging in future years such that they do not appear to be economically similar. Accordingly, separate presentation of these two operating segments in the future may be warranted.
- With respect to the aggregation of pipes and fittings with building systems, we note that you will separately present building systems if it becomes material. Accordingly, we have no further comment at this time.

Please note that we will continue to monitor each of the points above and may have comments in this area in the future.

5. We have reviewed your response to comment 5 in our letter dated April 12, 2006, as well as your revised segment disclosures in your 2005 Form 40-F. We note that your market capitalization continues to remain below the book value of your equity. In response 3 of your letter dated October 27, 2005, you cite four reasons your market capitalization is less than the book value of your equity. However, despite new management, new corporate governance, and the elimination of the multiple voting share structure, this continuing difference suggests an impairment charge may be warranted. In addition, we note a decline in consolidated operating income and operating cash flows, as well as a decline in the revenues and gross profit of the majority of your reportable segments.

Accordingly, please provide us with an impairment analysis for each reporting unit as of year-end that supports your estimate that goodwill was recoverable for each one of your components. In addition, please summarize the following for us:
- The amount of goodwill at each reporting unit at December 31, 2005.
- The estimated fair value and the carrying amount of each reporting unit as of December 31, 2005.
- Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill, but, at the same time, indicate that your deferred tax asset is no longer realizable.
- A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

* * * *

Jim Lawn
Royal Group Technologies Ltd.
May 19, 2006
Page 4

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

       Sincerely,

       Nili Shah
       Branch Chief